VMM & CO INC II
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-15,213.68
Adjustments to reconcile Net Income	
to net cash provided by operations:	
130--Due from East Broad Tr	68.51
140--Due from SAL	44,900.87
170-Due from Charles Schwab WAM	-1,597.58
171-Due from Charles Schwab NBA	-41,617.48
180--Due from Col Tr	976.76
3010--Payroll taxes due:3014--SC Unemp tax	3.96
3010--Payroll taxes due:3015--Fed Unemp tax	162.00
3013--SC Tax w/h	261.00
3170--Due to SAL	-922.50
Net cash provided by Operating Activities	-12,978.14
INVESTING ACTIVITIES	
720--Securities	3,910.92
730--Coins	1,400.00
Net cash provided by Investing Activities	5,310.92
FINANCING ACTIVITIES	
5350--Retained Earnings	-255,538.43
Opening Bal Equity	-0.37
Retained Earnings	255,558.77
Net cash provided by Financing Activities	19.97
Net cash increase for period	-7,647.25
Cash at beginning of period	56,353.61
Cash at end of period	**48,706.36**